Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Neither this announcement nor any copy thereof may be released into or distributed directly or indirectly in the United States or any other jurisdiction where such release or distribution might be unlawful.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act or pursuant to an exemption from, or in a transaction not subject to, registration under the U.S. Securities Act. The Company has no intention to register under the U.S. Securities Act any of the securities referred to herein or to conduct a public offering of securities in the United States, Hong Kong (“public” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong) or elsewhere.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

CLOSING OF PLACING OF EXISTING SHARES

AND

TOP-UP SUBSCRIPTION OF NEW SHARES UNDER

GENERAL MANDATE

Joint Overall Coordinators and Capital Markets Intermediaries

Joint Placing Agents

Reference is made to the announcement of Ascentage Pharma Group International (the “Company”) dated July 14, 2025 in relation to the placing of the existing Shares and top-up subscription of new Shares under the General Mandate (the “Top-up Placing Announcement”). Unless otherwise defined, capitalized terms used herein shall have the same respective meanings as those defined in the Top-up Placing Announcement.

The Board is pleased to announce that all the Placing Conditions Precedent have been satisfied and the closing of the Placing took place on July 17, 2025. An aggregate of 22,000,000 Sale Shares have been successfully placed by the Placing Agents to not less than six Placees at the Placing Price of HK$68.60 per Sale Share pursuant to the terms and conditions of the Placing and Subscription Agreement. To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, the Placees and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

As all the Subscription Conditions Precedent have also been fulfilled, the Company allotted and issued 22,000,000 Subscription Shares (being the same number as the Sale Shares) to the Vendor at HK$68.60 per Subscription Share (being the same as the Placing Price) on July 25, 2025.

The net proceeds arising from the Subscription amount to approximately HK$1,492.5 million. The net proceeds from the Subscription are expected to be used for (i) commercialization efforts, including expanding coverage and improving patient access; (ii) global clinical development to advance the core pipeline candidates of the Company; and (iii) infrastructure and working capital to strengthen global operations. Please refer to the Top-up Placing Announcement for further details on the use of the net proceeds from the Subscription.

The Subscription Shares were issued under the General Mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to allot, issue and deal with up to 69,689,796 Shares. Immediately prior to the closing of the Placing and the Subscription, no Shares have been issued by the Company pursuant to the General Mandate. Following the closing of the Placing and the Subscription, the Company may still allot, issue and deal with up to 47,689,796 Shares pursuant to the General Mandate.

EFFECT OF THE PLACING AND THE SUBSCRIPTION ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) immediately prior to the closing of the Placing and the Subscription; (ii) immediately after the closing of the Placing but before the closing of the Subscription; and (iii) immediately after the closing of the Placing and the Subscription (assuming there is no change in the issued share capital of the Company between the date of the Placing and Subscription Agreement and the closing of the Placing and the Subscription, other than the Placing and the Subscription pursuant to the Placing and Subscription Agreement) are set out below.

Shareholder	Immediately prior to the closing of the Placing and the Subscription		Immediately after the closing of the Placing but before the closing of the Subscription		Immediately after the closing of the Placing and the Subscription
	Number of Shares held	Approximate percentage of total Shares in issue	Number of Shares held	Approximate percentage of total Shares in issue	Number of Shares held	Approximate percentage of total Shares in issue

Substantial Shareholders
–Dr. Zhai SPV(1)(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
–Dr. Yang(2)(3)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
–Dr. Wang(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
–Dr. Guo(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
–Dr. Zhai(1)(2)	60,665,461	17.34%	38,665,461	11.05%	60,665,461	16.31%
The Vendor(3)	22,054,131	6.30%	54,131	0.02%	22,054,131	5.93%
The Placees	–	–	22,000,000	6.29%	22,000,000	5.92%
Other Shareholders	289,188,014	82.66%	289,188,014	82.66%	289,188,014	77.77%

Total	349,853,475	100.00%	349,853,475	100.00%	371,853,475	100.00%

Notes:

(1)	Dr. Zhai SPV is beneficially owned by (i) Dr. Zhai (3%) and (ii) the Zhai Family Trust (97%). The Zhai Family Trust was established by Dr. Zhai as settlor for the benefits of her family members. South Dakota Trust is the trustee of the Zhai Family Trust. Dr. Zhai is also a director of Dr. Zhai SPV.

(2)	Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai, Founders SPV and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been and will be actively cooperating, communicating and acting in concert with each other with respect to their interests in, and the business of, the Company and the relevant members of the Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of them is deemed to be interested in an aggregate of approximately 17.34% shareholding interest in the Company immediately prior to the closing of the Placing and the Subscription and an aggregate of approximately 16.31% shareholding interest in the Company immediately after the closing of the Placing and the Subscription.

(3)	The number of shares held by Dr. Yang has included the number of shares held by the Vendor which is a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members.

(4)	The percentage of total Shares in issue may not add up to 100% due to rounding.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: The Company cannot guarantee that it will be able to develop, or ultimately market, any of the products in its pipeline successfully. Shareholders and potential investors are advised to exercise due care when dealing in the securities of the Company.

By order of the Board

Ascentage Pharma Group International

Dr. Yang Dajun

Chairman and Executive Director

Suzhou, the PRC, July 25, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note:	Dr. Lu Simon Dazhong is an independent director under NASDAQ rules.

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